UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 1, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL OAO ANNOUNCES NEW APPOINTMENTS IN COMPANY’S MANAGEMENT

Moscow, Russia – July 01, 2010 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that Mr. Igor Zyuzin, the core shareholder of the company, changed his position from the Chief Executive
Officer to the Chairman of the Board of Directors.
Due to the final transformation of Mechel group’s operational management into divisional structure and the recovery from the global financial crisis, Mr.
Zyuzin leaves position of the CEO and returns to the post of the Chairman of the
Board of Directors, which he held until December, 2006.
According to the decision of the Board of Directors, Yevgeny Mikhel takes the position of Mechel OAO’s CEO. Prior to this appointment Mr. Mikhel worked as the
First Deputy CEO of Mechel OAO from April, 2009. Before that, from September,
2007 he served as Mechel OAO’s Vice-President for Legal Matters and Director of
the Legal Department. Earlier, since July, 2003 he was Director of the
Department of Judicial Protection and Legal Regulation of Mechel OAO. Since
July, 2002 he was Director of the Legal Department of Mechel Trading House OOO.
Starting from October 2000 Yevgeny Mikhel worked as Head of the Department of
Litigation and Enforcement of Court Orders of Chelyabinsk Metallurgical Plant.
He graduated from the Urals State Law Academy.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: July 01, 2010	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO